LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 780
                             WASHINGTON, D.C. 20015
                                [OBJECT OMITTED]
                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                 WRITER'S EMAIL
(202) 274-2009                                               mlevy@luselaw.com



January 22, 2010

Via Edgar

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Cape Bancorp
                  File No. 001-33934
                  Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Schedule 14A filed March 20, 2009
                  Form 10-Q for the Period Ended March 31, 2009
                  Form 10-Q for the Period Ended June 30, 2009
                  Form 10-Q for the Period Ended September 30, 2009
                  -----------------------------------------------------------
Dear Mr. Clampitt:

     On behalf of Cape Bancorp (the "Company"), and in response to the Staff's letter dated January 11, 2010, the Company respectfully requests filing its response to the Staff's letter by February 12, 2010. The Company is in the process of finalizing its fiscal year end financial statement and requests such extension in order to fully respond to the Staff's letter.

     We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

                                  Very truly yours,

                                  /s/ Marc Levy

                                    Marc Levy


cc:      Jonathan E. Gottleib, SEC
         Guy Hackney, Cape Bancorp